UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
_________________
Grindrod Shipping Holdings Ltd.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y28895103
(CUSIP Number)
Edward David Christopher Buttery
Taylor Maritime Investments Limited
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey
GY1 2HL
+44 20-3838-0530

With a copy to:
Patrick Caron-Delion
Taylor Maritime Investments Limited
1 Royal Plaza
Royal Avenue
St Peter Port
Guernsey
GY1 2HL
+44 20-3838-0530
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2024
(Date of Event which Requires Filing of this Statement)
_________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Good Falkirk (MI) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,206,365

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
16,206,365

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,206,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.00%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)
Based on 19,685,590 ordinary shares, no par value, outstanding as of March 26, 2024, as reflected in the Form 20-F filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on March 27, 2024, less 3,479,225 ordinary shares cancelled on August 16, 2024 upon the effectiveness of Grindrod Shipping Holdings Ltd.’s selective capital reduction, as described in Amendment No.2 to the Schedule 13E-3 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on August 16, 2024.

1	NAMES OF REPORTING PERSONS
Taylor Maritime Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,206,365

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
16,206,365

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,206,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.00% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)
Based on 19,685,590 ordinary shares, no par value, outstanding as of March 26, 2024, as reflected in the Form 20-F filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on March 27, 2024, less 3,479,225 ordinary shares cancelled on August 16, 2024 upon the effectiveness of Grindrod Shipping Holdings Ltd.’s selective capital reduction, as described in Amendment No.2 to the Schedule 13E-3 filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on August 16, 2024.

EXPLANATORY NOTE

This Amendment No. 9 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 2021, as amended and supplemented by Amendment No. 1 filed on January 3, 2022, Amendment No. 2 filed on August 29, 2022, Amendment No. 3 filed on September 30, 2022, Amendment No. 4 filed on October 13, 2022, Amendment No. 5 filed on Schedule TO on October 31, 2022, Amendment No. 6 filed on Schedule TO on November 29, 2022, Amendment No. 7 filed on Schedule TO on December 20, 2022 and Amendment No. 8 filed on April 8, 2024  (as so amended and supplemented, the “Schedule 13D”), is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On August 16, 2024, the Issuer issued an announcement (the “Announcement”) that its previously announced selective capital reduction became effective pursuant to sections 78G to 78I of the Companies Act 1967 of Singapore (the “Selective Capital Reduction”). Upon the effectiveness of the Selective Capital Reduction, 3,479,225 Ordinary Shares were cancelled and Good Falkirk became the sole shareholder of the Issuer.

The foregoing description of the Announcement, the Selective Capital Reduction and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Announcement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b)
The information contained in lines 7 to 11 and 13 of the cover pages of this Amendment is incorporated herein by reference.
The information set forth under Item 4 of this Amendment is incorporated herein by reference.
(c)
Except for the transactions described elsewhere in this Schedule 13D, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth on Appendix A-1 or Appendix A-2, as amended, has engaged in any transaction during the past sixty days.

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.
(e)
Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information: The information set forth Item 4 of this Amendment is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1  Grindrod Shipping Holdings Ltd. Announcement of the Effectiveness of the Selective Capital Reduction (Incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on August 16, 2024).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Dated:  August 16, 2024
TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited